Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

Email Communication to Senior Leadership/HRLT/HRSMT

As part of the divestiture of Baxter’s remaining stake in Baxalta, Baxter is offering all Baxter stockholders the opportunity to exchange all or a portion of their Baxter shares for Baxalta shares, subject to restrictions contained in the related offering materials. Baxter employees may be eligible to participate in the exchange offer if they acquired their Baxter shares through one or more of the following means:

•	Employee Stock Purchase Plan purchases;

•	Any current asset allocations of Baxter stock in the United States’ 401(k) or the Puerto Rico 1165(e) plans;

•	Vesting of restricted stock units (RSUs) or performance share units (PSUs) that have not been sold;

•	Any Baxter shares they may have purchased independently through their personal brokers, or transferred to a personal broker; and

•	Dividend reinvestments.

This offer will be formally presented to each employee by the applicable broker. For example, if an employee possesses Baxter shares in the ESPP and the 401(k), he/she will receive separate communications. Each broker will also have its own process for participating in the offer; employees must conform to that broker’s process. Please note that the exchange offer may be oversubscribed, and in that event, the number of Baxter shares you elect to exchange in the exchange offer will be prorated.

Understandably, many employees will have questions, but since this is a public securities offering, employees will receive the same information as all other Baxter stockholders. Importantly, this communication is not a solicitation, and Baxter cannot provide personal financial and/or tax advice of any kind. If employees have questions, they should direct those questions to:

•	The broker source of the communication,

•	DF King, the exchange agent involved in the offer (Phone number: 1-800-622-1649 or www.dfking.com/bax), or

•	The Baxalta Form S-4, which provides the prospectus for the exchange offer.

In order to inform employees, a BaxFacts article is planned for Monday, April 25th. Employees will be linked to a brief summary of the exchange offer, and the most relevant Frequently Asked Questions extracted from the Form S-4.

The Baxter and Baxalta press release of the exchange offer can be accessed by clicking on the following link: http://www.baxter.com/news-media/newsroom/press-releases/2016/04-21-16-bxt-bxlt-stock-exchange.page